February 12, 2014

BY EDGAR AND COURIER

Ms. Jessica Barberich

Mr. William Demarest

Ms. Beth Frohlichstein

Ms. Jennifer Gowetski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Farmland Partners Inc.
Registration Statement on Form S-11
Filed January 10, 2014
File No. 333-193318

Dear Mss. Barberich, Frohlichstein and Gowetski and Mr. Demarest:

This letter is submitted on behalf of Farmland Partners Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 30, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11, which was filed by the Company on January 10, 2014 (the “Registration Statement”).  The Company is concurrently filing via EDGAR today Amendment No. 1 to the Registration Statement on Form S-11 (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments set forth in the Comment Letter, as well as other changes.  Amendment No. 1 also includes audited financial information as of and for the year ended December 31, 2013. We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Registration Statement.  In addition, the Company supplementally is delivering to the Staff a copy of the commitment letter related to the Company’s anticipated credit facility.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1.  Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

General

1.              We note your response to comment 3 of our comment letter dated December 30, 2013.  We also note that your prospectus uses quantitative and qualitative business and industry data in sections, other than the “Industry Overview and Market Opportunity” section, for which you have not yet provided support.  For example only, we note your disclosure in the “Growing Global Demand for Primary Row Crops” bullet on page 2. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. Clearly mark the specific language in the supporting materials that supports each statement.

In addition, we were unable to locate the support for several statements you identified in the supplemental materials submitted.  For example only, we were unable to locate the support for the following statement on page 99 of the prospectus:  “Primary row crops . . . directly account[] for over 65% of the world’s caloric consumption, according to the UN FAO.”  Also, as an example only, the support you provided appears to differ from the statement on page 102 that “meat consumption per capita is expected to increase . . . from 62 pounds per person per year from 2005-2007 to 79 pounds per person per year in 2030.”  Please review the support you previously provided and ensure that it properly supports the statements in the prospectus and that is clear how the supplemental materials support each statement in the prospectus.  Please resubmit the supplemental materials as appropriate or advise.

Response to Comment No. 1

In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of all reports and other material the Company is relying on to support the quantitative and qualitative business and industry data used in the Registration Statement.  None of the third-party supporting materials were prepared specifically for the Company in connection with the offering.  As requested, the Company has marked the specific language in the reports and other material to highlight the portions upon which it is relying.

2.              We note several recent press articles regarding the reversal in U.S. farmland prices and declines in crop prices.  Please tell us how you considered this information in light of your disclosure regarding the demand for row crops and farmland real estate returns.  In addition, please tell us whether you believe such declines may be a trend going forward, how these declines may impact your acquisition strategy and ability to find tenants, as applicable.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and advises the Staff that the Company is aware that numerous press articles have reported that crop prices and farmland prices have declined.  For example, http://www.hoosieragtoday.com/usda-report-raises-cornwheat-exports-boosts-price-outlook/ and http://www.reuters.com/article/2013/11/15/usa-farmland-plains-idUSL2N0J01AI20131115 state that corn crop prices have declined from their peaks, while http://www.ibtimes.com/american-agriculture-could-slump-2014-confronting-farmland-bubble-1523754, http://www.farmanddairy.com/news/osu-economist-2014-farmland-values-flat-decline/166428.html and http://wcfcourier.com/business/local/corn-price-likely-to-drag-land-values-down-in-next/article_b1e23cb4-e272-5740-877f-08ea2accff7d.html report that 2014 prices for farmland may decline.

The Company respectfully advises the Staff that the Company has formulated its business strategy based on the extensive experience of Messrs. Pittman, Fabbri and Hough as owners of agricultural real estate and operators of farming businesses.  While their views are informed by press articles, which provide additional perspectives and may influence some market participants, Messrs. Pittman, Fabbri and Hough develop the Company’s strategies instead based on thoughtful analysis of published data, market intelligence from expansive and strong relationships throughout the agricultural sector and actual experience of acquiring, operating and leasing farmland.

The Company advises the Staff that the Company, in the ordinary course of its business, regularly monitors the agricultural industry and farmland and crop price data.  The Company further advises the Staff that its business strategy is based on its informed views of the interplay between the long-term fundamentals of global demand for food, driven primarily by significant increases in the global population and gross domestic product (“GDP”) per capita, and the supply and capacity of U.S. farmland used to meet that food demand with corn and other primary row crops.  Specifically, the Company notes the disclosure on page 102 of the Registration Statement and page 104 of Amendment No. 1 that, according to the UN FAO, global population will grow by nearly 38% through 2050 while cropland area will increase by approximately 4.3% over that same time period.  In the Company’s view, the press articles mentioned above, and certain other recent news articles covering similar stories, tend to take a shorter-term view of their subject matter, without addressing these long-term fundamentals that have informed the Company’s business strategy and its outlook for farmland real estate returns.

The Company acknowledges that recent data has indicated that the price of corn experienced a decline in 2013 and that U.S. farmland prices have declined in certain locations from recent historical highs.  The Company advises the Staff that it is not the Company’s position that U.S. farmland prices will inexorably rise in every locale and never decline, that price increases or decreases in every locale will be the same as for the U.S. market taken as a whole, or that crop prices will not decline over any given short-term period of time.  In light of this, the Company has included additional disclosure on page 104 regarding fluctuating prices for primary row crops and also directs the Staff’s attention to the disclosure on pages 24, 27, 28 and 51 in Amendment No. 1, among others, where the Company has disclosed the risk of crop and farmland price declines adversely impacting, directly or indirectly, the Company’s financial performance and the returns of its stockholders.  Moreover, although the Company continues to believe that any reduction in U.S. farmland values overall is likely to be short-lived as global demand for food and row crops continues to exceed global supply, the Company has disclosed on page 66 of both the Registration Statement and Amendment No. 1 that the Company does not expect farmland values to continue to rise as rapidly as they have in recent years.

With respect to crop prices, the Company has noted throughout the Registration Statement and Amendment No. 1 that crop prices are subject to volatility as a result of continuous changes in global supply and demand factors.  Although prices for many annual row crops, and particularly corn, experienced significant declines in 2013, the Company does not believe that such declines represent a trend that is expected to continue for the foreseeable future.  Rather, the Company believes that declines in prices for annual row crops represent a correction to historical norms (adjusted for inflation) and that long-term growth trends in global population and GDP per capita will result in increased prices for primary row crops over time.

In light of the Company’s view that the short-term fluctuations in U.S. farmland values and crop prices do not represent a trend, and the Company’s belief that long-term market fundamentals will support growth in farmland prices and crop prices, the Company does not believe that recent slower growth in U.S. farmland prices or downward movements in crop prices will materially adversely affect its ability to identify and consummate farm acquisitions or to attract and retain qualified farm operators as tenants.

Prospectus Summary, page 1

3.              We note your response to comment 4 and the revised disclosure on page 11 that the number of OP units issuable to the prior investors was based upon management’s estimates of the fair market value of the properties.  Please revise to briefly explain the factors that management used to determine the fair market value and clarify the individuals that comprise management.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 136, 144 and 149 of Amendment No. 1 to identify Paul A. Pittman, the Company’s Executive Chairman, President and Chief Executive Officer, and Luca Fabbri, the Company’s Chief Financial Officer, as the individuals that comprise the Company’s management.  In addition, the Company has revised the disclosure on those same pages to note that management considered various factors in determining the fair market value of the properties that will comprise the Company’s initial portfolio, including assessments of comparable farmland in each of the markets in which the properties are located and publicly available records of farmland sales.  In assessing comparable farmland properties, management used its extensive knowledge of the markets in which the properties are located to attribute value to differences between the Company’s farmland and comparable farmland, including differences in soil quality, the ratio of tillable land to non-tillable land, irrigation and drainage.

Acquisition Pipeline, page 8

4.              We note your disclosure beginning on page 8 regarding your acquisition pipeline.  Please tell us your anticipated timeframe for these acquisitions and whether you intend to enter into any agreements prior to effectiveness.  In addition, please tell us how you determined the estimated aggregate purchase price of $134 million.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not expect to enter into definitive agreements with respect to any properties in its acquisition pipeline prior to the effectiveness of the Registration Statement, and the Company has added disclosure to that effect on pages 8 and 91 of Amendment No. 1.  In addition, the Company advises the Staff that the Company estimated the aggregate purchase price for the properties in its acquisition pipeline based on its discussions and preliminary negotiations with the potential sellers.  The Company also notes that it disclosed on page 9 of the Registration Statement and page 9 of Amendment No. 1 that there can be no assurance that the Company will complete any of the potential acquisitions that it is currently evaluating or that the purchase prices of the farmland in its acquisition pipeline will be in the amounts the Company currently anticipates.

Benefits of the Formation Transactions to Related Parties, page 12

5.              You disclose that, with a portion of the net proceeds from this offering, you intend to repay indebtedness that is collateralized by properties owned by Mr. Pittman and Mr. Hough that were not contributed to you in connection with the formation transactions.  Please provide us with your analysis of whether there is a compensation element to the assumption and repayment of debt not related to properties included in your initial portfolio.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and advises the Staff that it does not believe the assumption and repayment of indebtedness not directly and solely secured by properties included in the Company’s initial portfolio (the “Other Secured Debt”) constitutes compensation to Mr. Pittman.  The term “compensation” generally refers to payment for services rendered in the past or to be rendered in the future.  In contrast, the Company advises the Staff that, in connection with the FP Land Merger, Pittman Hough Farms LLC (“Pittman Hough Farms”), as the sole member of FP Land LLC (“FP Land”), will receive a number of units of limited partnership interest in the Company’s operating partnership (“OP Units”) having a value equal to the value of the properties comprising the Company’s initial portfolio minus the value of the debt to be assumed by the Company.  In other words, if the Company were not to assume and repay the Other Secured Debt, Pittman Hough Farms would instead receive additional OP Units having an aggregate value equal to any of the Other Secured Debt not being assumed in connection with the FP Land Merger. Such additional OP Units would be related to the transfer of assets and not for the delivery of past or future services.  In addition, as further described in response to Comment 6 below, the Other Secured Debt (i) is collateralized or cross-collateralized by properties being acquired by the Company in the formation transactions and/or (ii) was used in the business of the Company’s predecessor.

Use of Proceeds, page 57

6.              We note your disclosure regarding the use of proceeds to repay certain indebtedness.  Please revise to briefly explain the business purpose for the repayment of loans secured by non-contributed properties.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1 to disclose the business purpose for the Company’s assumption and repayment of the Other Secured Debt, as well as certain other changes to the Company’s intended use of the net proceeds from the offering, as further described below.  The Other Secured Debt consists of the $34.5 million multi-property loan (the “Multi-Property Loan”), the $1.8 million Zeagers loan (the “Zeagers Loan”), the $0.8 million Merrill loan (the “Merrill Loan”) and the $0.5 million Trone loan (the “Trone Loan”).  The business purpose for the repayment of the Other Secured Debt is described separately below and is set forth on page 56.

•                  Multi-Property Loan.  The Multi-Property Loan is collateralized by 27 farms and two grain storage facilities that are being acquired by the Company in the formation transactions, as well as certain other properties that are not being acquired by the Company in the formation transactions.  The Company determined that the properties serving as collateral for the Multi-Property Loan that will not be acquired in the formation transactions do not satisfy the Company’s investment criteria.  Therefore, the Company intends to (i) repay approximately $4.5 million of the Multi-Property Loan with net proceeds from this offering in order to release the collateral that is not being acquired by the Company in connection with the formation transactions and (ii) assume the remaining approximately $30.0 million balance of the Multi-Property Loan, which will then be collateralized solely by properties being acquired by the Company in the formation transactions.

•                  Zeagers Loan.  The Zeagers Loan is collateralized by the Zeagers farm, which is being acquired by the Company in the formation transactions, and one property that is not being acquired by the Company in the formation transactions.  The Company determined that the property serving as collateral for the Zeagers Loan that will not be acquired in the formation transactions does not satisfy the Company’s investment criteria.  Therefore, the Company intends to (i) repay approximately $1.0 million of the Zeagers Loan with net proceeds from this offering in order to release the collateral that is not being acquired by the Company in connection with the formation transactions and (ii) assume the remaining approximately $0.8 million balance of the Zeagers Loan, which will then be collateralized solely by the Zeagers farm.

•                  Merrill Loan.  The Merrill Loan is collateralized by a property not being acquired by the Company in the formation transactions and is cross-collateralized by the John’s Shop farm, which is being acquired by the Company in the formation transactions.  The Company determined that the property serving as the primary collateral for the Merrill Loan does not meet the Company’s investment criteria.  Therefore, the Company intends to repay the Merrill Loan with net proceeds from the offering in order to acquire the John’s Shop farm free and clear of any encumbrances.

•                  Trone Loan.  The Trone Loan is collateralized by a property not being acquired by the Company in the formation transactions; however, proceeds from the Trone Loan were used by the Company’s predecessor (i) to acquire properties that are being acquired by the Company in the formation transactions, including the Zeagers farm and the Symond farm, and (ii) in the business of the Company’s predecessor, including interest payments on debt secured by properties being acquired by the Company in the formation transactions.  Therefore, the Company intends to use net proceeds from the offering to repay the approximately $0.5 million outstanding balance of the Trone Loan.

In addition, the Company advises the Staff that the Company has added disclosure on pages 59 and F-28 of Amendment No. 1 stating that, prior to the completion of the offering and the formation transactions, the Company’s predecessor intends to repay $240,000 of outstanding indebtedness that is collateralized by a property not being acquired by the Company in the formation transactions. This loan was previously included under “Use of Proceeds” on page 57 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 71

7.              You disclose that rental income for your same-property portfolio increased as a result of an increase in rental rates.  Please quantify the average rental rates in each period presented to further explain the increase in rental income in each period.

Response to Comment No. 7

In response to the Staff’s comment, the Company has added disclosure responsive to the Staff’s comment on page 71 of Amendment No. 1.

Our Business and Properties, page 82

8.              We note your response to comment 22.  We also note on page 91 that in certain circumstances you may be exposed to tenant credit risks, particularly with respect to leases that do not require advance payment of 100% of the annual rent and leases with terms of greater than one year.  In addition, we note your disclosure on page 96 that you expect to renew each of the leases entered in connection with the formation transactions for terms of three years following the initial terms.  Please revise your disclosure to explain how you will evaluate and monitor your tenant credit quality in the event that you enter into leases that do not require advance payment, such as the Baca and Crane Creek leases, and for leases that have terms that exceed one year or advise.

Response to Comment No. 8

In response to the Staff’s comment, the Company has added a risk factor on page 24 of Amendment No. 1 to highlight the risks associated with the Company not continuously evaluating and monitoring the credit quality of its tenants.  As noted in the Company’s response to Comment 22 to the Staff’s letter dated December 30, 2013, the Company believes the structure of substantially all of the leases that will be in place upon the completion of the offering and the ready supply of other prospective tenants obviate the need to continuously evaluate and monitor tenant credit quality.  Furthermore, as a practical matter, the Company advises the Staff that many independent farmers in the markets in which the Company intends to acquire farmland do not maintain financial statements or other records from which the Company could effectively evaluate tenant credit quality.  As a result, in an effort to mitigate the potential risk that a tenant’s financial condition deteriorates such that the tenant cannot pay its rent when due, the Company intends to seek to structure substantially all of its leases to require payment of 100% of the annual rent in March or earlier of each year, which is in advance of the spring planting season, and to re-lease any farmland to a new tenant in the event that the existing tenant does not pay its rent. By requiring 100% of the rent in advance of the spring planting season, the Company believes it can help to insulate itself from the variability of a tenant’s farming operations and any financial distress that the tenant may encounter subsequent to the tenant’s payment of rent to the Company.  With respect to leases that do not require payment of 100% of the annual rent in advance of each spring planting season, such as the Baca and Crane Creek farms, and with respect to multi-year leases, the Company advises the Staff that it does not intend to continuously evaluate and monitor tenant credit quality, but that it does intend to assess prospective tenants’ experience and reputation based upon background and reference checks, as well as the tenants’ willingness to pay competitive rental rates. In addition, the Company has added disclosure on page 89 of Amendment No. 1 regarding its intention to monitor its existing tenants by periodically conducting site visits of the farms and meeting with the tenants to discuss their farming operations and the conditions of the farms.  The Company also advises the Staff that the Company’s management has a long history of renting to the tenants leasing the Baca and Crane Creek farms and that, to date, these tenants have paid their rent consistently and timely.

Our Initial Portfolio, page 92

9.              We note your response to comment 17.  We continue to believe that the historical occupancy and rental rates for the last five years for the properties that will be included in your initial portfolio should be included.  Please revise to provide this disclosure.

Response to Comment No. 9

In response to the Staff’s comment, the Company has included disclosure on page 93 of Amendment No. 1 to provide the historical occupancy and rental rates for the last three years for the properties that will be included in the Company’s initial portfolio (the “Initial Properties”), which are the only years for which the Company has separate rental rates for the Initial Properties.  The Company respectfully advises the Staff that, in 2009 and 2010, Mr. Pittman owned, in his individual capacity, certain of the Initial Properties, together with other farms not being acquired by the Company in connection with the formation transactions (the “Excluded Assets”), and the rent for those farms was set on an aggregate basis.  The Company believes that it would be materially misleading to prospective investors to provide rental rates for the Initial Portfolio and the Excluded Assets on an aggregate basis for 2009 and 2010; therefore, the Company has provided the requested data for only the last three years.

Description of Our Leases, page 94

10.       We note your response to comment 26 and the related revisions to your registration statement.  We note that your disclosure on page 95 regarding the Predecessor lease for the Baca farm indicates that the Predecessor was responsible for the sale and marketing of the crops.  Please revise your disclosure regarding the 2014 Baca farm lease to explain whether the company will be responsible for the sale and marketing of the crops or advise.  In addition, please clarify whether the new rent is expected to be in an amount similar to the former rent.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1 to clarify that the Company will not be responsible for the marketing and sale of the crops grown on the Baca farm.  The Company also advises the Staff that the amount of rent paid under the 2014 lease for the Baca farm is expected to be similar to the rent paid under leases for the Baca farm in prior years, subject to any variations resulting from the size of the tenant’s crop yield and the prices at which the crops are sold.

Description of Tenants, page 96

11.       We note your response to comment 30 of our letter dated December 30, 2013 and your revised disclosure.  Please further explain how you determined that Mr. Pittman controls Astoria Farms and that Mr. Pittman and Mr. Hough jointly control Hough Farms by addressing the following and expand your disclosure accordingly to clarify the ownership/control structure of the two farms:

•                  You disclose on page F-73 that Hough Farms is a general partnership.  Please tell us who/which entity is the general partner of this entity.

•                  You state that Hough Farms is controlled jointly by Mr. Pittman and Mr. Hough and that they have historically made all management decisions with respect to the operations of Hough Farms.  However, it does not appear that they have over 50% of the partnership interests (i.e. 19% plus 28% is only 47%) or that they have a written agreement to vote all of their shares in concert.  Please advise

•                  Please tell us which family members of Mr. Hough own the other partnership interests in Hough Farms.

•                  You disclose on page F-51 that Astoria Farms is owned 33.34% by Pittman Hough Farms, LLC, 33.33% by Matt Frye Farms, and 33.33% by Andy Merrick Farms.  Please advise us who/which entity is the general partner of Astoria Farms which is a general partnership.  Also, you state that Mr. Pittman is a general partner of both Matt Frye Farms and Andy Merrick Farms.  Please advise us if he is the only general partner of those farms.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, including on page 95, to clarify Messrs. Pittman’s and Hough’s interests in Astoria Farms and Hough Farms. The explanations of their interests in both farms are described separately below.

Astoria Farms.  Astoria Farms is an Illinois general partnership owned 33.34% by Pittman Hough Farms, LLC (“Pittman Hough Farms”), 33.33% by Matt Frye Farms, L.P., an Illinois limited partnership (“Matt Frye Farms”), and 33.33% by Andy Merrick Farms, L.P., an Illinois limited partnership (“Andy Merrick Farms”). As a general partnership, Astoria Farms does not have a general partner; rather, each partner shares in the management of the partnership and votes in proportion to its percentage interest.  Mr. Pittman controls each of the partners of Astoria Farms: (i) he owns a controlling 75% interest in and manages Pittman Hough Farms; and (ii) he is the sole general partner of both Matt Frye Farms and Andy Merrick Farms.  As a result, the Company has concluded that Mr. Pittman controls Astoria Farms.

Hough Farms.  Hough Farms is a Nebraska general partnership owned 25% by each of Pittman Hough Farms, Jesse Hough and two of Mr. Hough’s cousins. As a general partnership, Hough Farms does not have a general partner; rather, each partner shares in the management of the partnership and votes in proportion to its or his percentage interest. Although each of the partners contractually shares in the management of the partnership, Mr. Pittman, through his control of Pittman Hough Farms, and Mr. Hough, individually, have historically acted together to manage Hough Farms, with involvement from the other two partners, but Messrs. Pittman and Hough do not have a written agreement to vote their interests in concert. Despite this history of managing and effectively controlling Hough Farms, the Company acknowledges that Messrs. Pittman and Hough do not contractually control Hough Farms and, as such, has revised the disclosure throughout Amendment No. 1, including on page 94, to clarify the nature of Messrs. Pittman’s and Hough’s interests in Hough Farms.

Insurance, page 98

12.       We note your disclosure on page 68 that you will incur costs associated with maintaining liability and casualty insurance in addition to any insurance provided by the tenant for which you are a named insured.  Please revise your disclosure on page 98 to describe the insurance you expect to maintain on your properties or advise.

Response to Comment No. 12

In response to the Staff’s comment, the Company has added disclosure on page 96 of Amendment No. 1 to describe the liability and casualty insurance that the Company expects to maintain in addition to the tenants’ insurance policies under which the Company will be named as an additional insured party. The Company expects to incur costs associated with paying premiums on such liability and casualty insurance and that such costs will be based on market premiums for such coverage.

Certain Relationships and Related Party Transactions, page 139

13.       We note your response to comment 32.  We will continue to monitor your filing for compliance with our comment.  In addition, with regard to leases with your related tenants, the releases of guarantees, and the debt repayment transactions, please revise your disclosure to provide the approximate dollar value of the amount of Mr. Pittman’s interest in these related party transactions or advise.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of Amendment No. 1 to provide the approximate dollar value of Mr. Pittman’s interest in the release of guarantees and the debt repayment. In addition, the Company has revised the disclosure on page 139 of Amendment No. 1 to clarify that Mr. Pittman has a 75% indirect ownership interest in the Company’s predecessor and, as such, has an interest in the rental payments made by the related tenants to the Company’s predecessor. The Company respectfully advises the Staff that Mr. Pittman’s interest in the related tenants is disclosed on page 140 of the Registration Statement and page 139 of Amendment No. 1.

Pro Forma Consolidated Financial Statements, page F-3

14.       Please fill in the adjustments to the pro forma financial statements as they become known.

Response to Comment No. 14

In response to the Staff’s comment, the Company has provided the adjustment to rental income described in footnote (CC) and the adjustments to interest expense described in footnotes (DD) and (FF) on pages F-7 and F-8, respectively, of Amendment No. 1. The Company advises the Staff that the Company will provide in a subsequent pre-effective amendment to the Registration Statement the other adjustments to the pro forma financial statements after they become known.

Note 2 — Adjustments to the Pro Forma Consolidated Income Statement, page F-8

(CC), page F-9

15.       We note that you have already disclosed 2014 Contractual Rent on page 92 for all of your leases and that the leases with Astoria Farms and Hough Farms will be executed prior to effectiveness; thus, it appears that you are able to provide amounts for this adjustment.  Please include as soon as practicable.  Also, you state in your response to comment 17 of our letter dated December 30, 2013 that the leases for substantially all of the properties in the initial portfolio were between related parties at below-market rental rates.  Please tell us how you determined that the rent in 2014 at the increased rental rates will be collectible and are factually supportable since you will not receive payment until after the completion of the offering.

Response to Comment No. 15

The Company acknowledges the Staff’s comment and advises the Staff that the Company has provided the adjustment described in footnote (CC) on page F-7 of Amendment No. 1 to reflect the increased rent from leases with Astoria Farms and Hough Farms.  The Company further advises the Staff that it has determined that the increased rental rates are factually supportable because they are contractual obligations of the tenants under executed, binding lease agreements between subsidiaries of the Company’s operating partnership and the tenants. The Company advises the Staff that the Company believes the increased rental rates for 36 of the 38 properties in the Company’s initial portfolio are collectible based on Messrs. Pittman’s and Hough’s knowledge of and familiarity with the historical operations and capabilities of Astoria Farms and Hough Farms, which are related parties in which Mr. Pittman has an interest and for which Jesse Hough, the Company’s consultant, manages the farming operations.

Financial Statements of FP Land LLC, page F-15

Notes to Combined Consolidated Financial Statements, page F-19

Note 1 — Organization and Significant Accounting Policies, page F-19

16.       You disclose that these financial statements retroactively reflect the consolidated equity ownership structure of FP Land LLC as if it had been formed as of January 1, 2011.  You also note that the equity structure is presented retroactively on the basis of common management and common ownership of the Ownership Entities by Paul A. Pittman.  We note your disclosure on page F-3 demonstrating Mr. Pittman’s control over FP Land LLC and, through FP Land LLC, the ownership entities.  Please provide us with more details regarding Mr. Pittman’s control of the Ownership Entities prior to the formation of FP Land LLC and tell us whether such conditions existed as of January 1, 2011. Please separately address which entities were under common management versus common control, and clarify how you determined control in each situation in more detail.

Response to Comment No. 16

FP Land was organized in September 2013 and will not conduct any substantive operating activities other than in connection with the formation transactions upon completion of the offering.  The transfer of the Initial Properties to FP Land and its wholly owned subsidiaries occurred with Pittman Hough Farms, which owned the properties as well as certain farmland and farm-related properties that will not be contributed to the Company in connection with the formation transactions.  The transfer of the

Initial Properties to FP Land was consummated with FP Land’s wholly owned subsidiaries, which are PH Farms LLC, an Illinois limited liability company (“PH Farms”), and Cottonwood Valley Land, LLC, a Nebraska limited liability company (“Cottonwood” and, together with PH Farms, the “Ownership Entities”). Pittman Hough Farms is owned 75% and is controlled by Paul A. Pittman, the Executive Chairman, President and Chief Executive Officer of the Company, and is owned 25% by Jesse Hough and certain members of Jesse Hough’s family.  The conclusions surrounding common control are detailed separately for each of the Ownership Entities below.

With regard to PH Farms and the Initial Properties owned by PH Farms the (“PH Properties”):

•                  At September 30, 2013, PH Farms was effectively ultimately owned by Paul A. Pittman (75% ownership) and Jesse Hough and certain members of Mr. Hough’s family (25% ownership).  Therefore at September 30, 2013, PH Farms was under common control with FP Land.  PH Farms and FP Land were under the control of Paul A. Pittman through his ownership of 75% of the voting interest of each entity.

•                  From January 1, 2012 to September 30, 2013, the PH Properties were owned by Pittman Hough Farms which was ultimately owned by Paul A. Pittman (75% ownership) and Jesse Hough and certain members of Mr. Hough’s family (25% ownership).  Therefore, from January 1, 2012 to September 30, 2013, the PH Properties were under the control of Paul A. Pittman through his majority voting ownership of Pittman Hough Farms.

•                  The control of PH Farms, FP Land and Pittman Hough Farms was evaluated through consideration of the ownership levels of Paul A. Pittman.  It is management’s understanding that U.S. Generally Accepted Accounting Principles do not define the term “common control.”  However, the Emerging Issues Task Force (“EITF”) 02-5, Definition of Common Control, has provided certain criteria and situations for which common control is deemed to exist, including where an individual or entity holds more than 50% of the voting interest in each entity. Mr. Pittman has more than a 50% voting interest in Pittman Hough Farms, which is the direct or indirect 100% owner of each of FP Land and PH Farms, and, accordingly, Mr. Pittman indirectly holds more than 50% of the voting interests in each of Pittman Hough Farms, FP Land and PH Farms.

•                  Although management did not believe a further control assessment was necessary, management also assessed the provisions of Accounting Standards Codification (“ASC”) Section 810-20-25 (“ASC 810-20-25”) and the prior authoritative literature, EITF 04-5, Determining Whether a General Partner, or the Limited Partners as a Group, Controls a Limited Partnership of Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-5”).  Under ASC 810-20-25 and EITF 04-5, the general partner of a limited partnership is presumed to control a limited partnership regardless of the extent of the general partner’s ownership interest, but such presumption of control may be overcome if it is determined, based on the facts and circumstances, that the limited partners have (i) the substantive ability to dissolve or liquidate the entity or otherwise remove the general partner without cause (“substantive kick-out rights”) or (ii) the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the entity’s business (“substantive participating rights”).  In contrast, rights held by the limited partners that are only protective in nature would not overcome the presumption of control by the general partner.  Mr. Pittman is the managing member of Pittman Hough Farms and none of the other members have either substantive kick-out rights or substantive participating rights under the operating agreement or other documents governing Pittman Hough Farms.  Accordingly, Mr. Pittman’s presumption of control would not be overcome as a result of any rights held by any of Pittman Hough Farms’ other members.

•                  Prior to January 1, 2012, Paul A. Pittman wholly owned the PH properties directly, as a sole proprietor, and controlled the properties through his sole ownership.

•                  As a result of the above, management has concluded that from January 1, 2011 through September 30, 2013, the PH Properties have been controlled and continue to be controlled by Paul A. Pittman.  The audited financial statements reflect the properties owned by FP Land through its 100% ownership of PH Farms retroactively back to January 1, 2011.

With regard to Cottonwood and the Initial properties owned by Cottonwood (the “Cottonwood Properties”):

•                  At September 30, 2013, Cottonwood was effectively ultimately owned by Paul A. Pittman (75% ownership) and Jesse Hough and certain members of Mr. Hough’s family (25% ownership).  Therefore at September 30, 2013, Cottonwood was under common control with FP Land.  Both Cottonwood and FP Land were under the control of Paul A. Pittman through his ownership of 75% voting interest of each entity.

•                  From January 1, 2012 to September 30, 2013, the Cottonwood properties were owned by Pittman Hough Farms, which was ultimately owned by Paul A. Pittman (75% ownership) and Jesse Hough and certain members of Mr. Hough’s family (25% ownership).  Therefore, from January 1, 2012 to September 30, 2013, the Cottonwood Properties were under the control of Paul A. Pittman through his majority voting ownership of Pittman Hough Farms.

•                  As a result of the above, management has concluded that from January 1, 2012 through September 30, 2013, the Cottonwood Properties have been controlled and continue to be controlled by Paul A. Pittman through his 75% ownership of the properties that existed throughout that time period. The audited financial statements included in the Registration Statement reflect the Cottonwood Properties owned by FP Land through its 100% ownership of Cottonwood retroactively back to January 1, 2012. See below for discussion of the accounting for the change of control of the Cottonwood Properties that occurred on January 1, 2012.

•                  The control of Cottonwood, FP Land and Pittman Hough Farms was evaluated through consideration of the ownership levels of Paul A. Pittman under EITF 02-5. Mr. Pittman has more than a 50% voting interest in Pittman Hough Farms, which is the direct or indirect 100% owner of each of FP Land and Cottonwood and, accordingly, Mr. Pittman indirectly holds more than 50% of the voting interests in each of Pittman Hough Farms, FP Land and Cottonwood.

•                  Although management did not believe a further control assessment was necessary, management also assessed the provisions of ASC 810-20-25 and EITF 04-5.  Mr. Pittman is the managing member of Pittman Hough Farms and none of the other members have either substantive kick-out rights or substantive participating rights under the operating agreement or other documents governing Pittman Hough Farms.  Accordingly, Mr. Pittman’s presumption of control would not be overcome as a result of any rights held by any of Pittman Hough Farms’ other members.

•                  Prior to January 1, 2012, the Cottonwood Properties were wholly owned by Jesse Hough and certain members of Mr. Hough’s family and were not under common control with FP Land.  Therefore, they have not been retroactively reflected in the financial statements of FP Land prior to January 1, 2012.  Instead, the Cottonwood Properties have been reflected as a business combination under ASC 805 Business Combinations, which is disclosed in Note 4— Real Estate, in the Registration Statement.   The business combination occurred on January 1, 2012 when there was a change in control through the merger of Mr. Pittman’s farming operations with Cottonwood, which resulted in the formation of Pittman Hough Farms, whereby the effective control of these properties transferred from Jesse Hough and certain members of Mr. Hough’s family (who collectively owned 100% of the Cottonwood Properties prior to the merger with Mr. Pittman) to Mr. Pittman, who acquired control of the properties in the merger through his ownership of 75% of the voting interest in Pittman Hough Farms.

The Company respectfully advises the Staff that Amendment No. 1 has been updated to include financial statements of FP Land as of and for the years ended December 31, 2013 and 2012 and, as such, the financial statements of FP Land now reflect the retroactive presentation of each of the Ownership Entities back to the beginning of the earliest period presented.

Supplemental Information Regarding Use of Proceeds

The Company respectfully advises the Staff that, as described in response to Comment 6 above and on page 56 of Amendment No. 1, the Company intends to (i) repay approximately $12.0 million of indebtedness of the Company’s predecessor with net proceeds from the offering and (ii) assume approximately $30.8 million of indebtedness of the Company’s predecessor rather than repaying such indebtedness with net proceeds from the offering.  As a result of the Company’s assumption of such indebtedness, a substantial portion of the net proceeds from the offering will be used for general corporate purposes, including possible future repayment of outstanding indebtedness, potential future acquisitions, working capital and, potentially, paying distributions.  The Company does not expect to enter into any binding purchase and sale agreements related to farmland acquisitions prior to the completion of the offering and, as a result, no future acquisitions of farmland are expected to be probable as of the effectiveness of the Company’s registration statement.

In light of the fact that the Company has not identified any specific investments or other uses for more than 75% of the net proceeds from the offering, the Company has considered whether the requirements of Securities Act Industry Guide 5 (the “Guide”) and Securities Act Release 33-6900 (“Release 33-6900”) are applicable to the offering and believes it has satisfied all relevant requirements of the Guide and Release 33-6900 as applied by the Staff.

The requirements of the following items of Guide 5, to the extent applicable, are satisfied in Amendment No. 1 (all pages numbers below refer to Amendment No. 1):

Item 1. Cover Page. The Company believes that it has provided the relevant information called for by this item. See the cover page of the prospectus.

Item 2. Suitability Standards. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully disclose all material risks associated with the Company’s business and an investment in the Company, and, therefore, that Amendment No. 1 need not include statements related to suitability standards.

Item 3. Summary of the Partnership and Use of Proceeds. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary” on page 1 and “Use of Proceeds” on page 56.

Item 4. Compensation and Fees to the General Partner and Affiliates. The Company believes it has provided the relevant information called for by this item. See “Prospectus Summary—Structure and Formation of Our Company” on page 10; “Management—Executive Officer and Director Compensation” beginning on page 127; and “Certain Relationships and Related Party Transactions” beginning on page 137.

Item 5. Conflicts of Interest. The Company believes it has provided the relevant information called for by this item. See “Prospectus Summary—Conflicts of Interest” beginning on page 16; certain “Risk Factors” on pages 38, 42 and 43; and “Policies with Respect to Certain Activities—Conflict of Interest and Related Policies” beginning on page 152.

Item 6. Fiduciary Responsibility of the General Partner. The Company believes it has provided the relevant information called for by this item. See “Policies with Respect to Certain Activities—Conflict of Interest and Related Policies” beginning on page 152; “Policies with Respect to Certain Activities—Interested Director and Officer Transactions” on page 155; “Certain Provisions of Maryland Law and of our Charter and Bylaws—Limitation of Liability and Indemnification of Directors and Officers” on page 165; “Our Operating Partnership and the Partnership Agreement—Management Liability and Indemnification” on page 168; and “Our Operating Partnership and the Partnership Agreement—Fiduciary Responsibilities” on page 169.

Item 7. Risk Factors. The Company believes that it has provided the relevant information called for by this item. See “Risk Factors” beginning on page 22.

Item 8. Prior Performance of the General Partner and Affiliates. The Company believes that it has provided the relevant information called for by this item, to the extent applicable. Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption of and revisions to Guide 5, the Commission discussed what it meant by the term “program” as used in Guide 5. In release No. 34-18161, for example, the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

Based on the foregoing, the Company believes that other than in connection with this offering, neither Paul Pittman nor Luca Fabbri, who together comprise the Company’s management team, has been a sponsor of any such program in the last ten years.  As fully discussed in the section of the prospectus entitled “Management,” Mr. Pittman has been engaged solely in acquiring working farms for his own account and operation and not for resale or lease to third parties.  Therefore, no prior performance information of the type required by Guide 5 exists.   Accordingly, the Company has not provided the prior performance discussion and tables referenced under this item.

  In addition, the Company advises the Staff that the registration statement at effectiveness will include (i) disclosure regarding the 38 farms and three grain storage facilities that the Company will own upon completion of the offering; (ii) financial statements and other information regarding the Predecessor; and (iii) pro forma financial statements for the Company, which give effect to the offering, the formation transactions and the use of proceeds of the offering.  As a result, a potential investor can evaluate, among other things, the Company’s financial condition and operating history in making an investment decision.

Item 9. Management. The Company believes that it has provided the relevant information called for by this item. See “Management” beginning on page 122.

Item 10. Investment Objectives and Policies. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary—Our Business and Growth Strategies” beginning on page 5; “Our Business and Properties” beginning on page 80; and “Policies with Respect to Certain Activities” beginning on page 150.

Item 11. Description of Real Estate Investments. The Company believes that it has provided the relevant information called for by this item. See “Risk Factors” beginning on page 22; “Use of Proceeds” on page 56; and “Our Business and Properties” beginning on page 80.

Item 12. Federal Taxes. The Company believes that it has provided the relevant information called for by this item. See “Material U.S. Federal Income Tax Considerations” beginning on page 177.

Item 13. Glossary. The Company believes that terms that are technical in nature or are susceptible to varying methods of computation have been clearly defined in the disclosure in which such terms are used and that a glossary of terms is not necessary.

Item 14. Summary of Partnership Agreement. The Company believes that it has provided the relevant information called for by this item. See “Our Operating Partnership and the Partnership Agreement” beginning on page 167.

Item 15. Reports to Limited Partners. The Company believes that it has provided the relevant information called for by this item. See “Policies with Respect to Certain Activities—Reporting Policies” on page 156; and “Where You Can Find More Information” on page 203.

Item 16. The Offering-Description of the Units. The Company believes that it has provided the relevant information called for by this item. See “Prospectus Summary—Restrictions on Ownership and Transfer” on page 15; and “Description of Our Capital Stock” beginning on page 157; and “Our Operating Partnership and the Partnership Agreement” beginning on page 167.

Item 17. Redemption, Repurchase and Right of Presentment Agreements. The Company believes that it has provided the relevant information called for by this item. See “Our Operating Partnership and the Partnership Agreement—Redemption Rights” on page 170.

Item 18. Plan of Distribution. The Company believes that it has provided the relevant information called for by this item. See “Underwriting” on page 199.

Item 19. Summary of Promotional and Sales Material. Sales will be made pursuant to a preliminary prospectus contained in the registration statement and a final prospectus. The Company does not otherwise intend to use any “sales material” within the meaning of this item.

Item 20. Undertakings. The Company believes that it has provided the relevant information called for by this item. See “Undertakings” on page II-3.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman
Luca Fabbri
Farmland Partners Inc.
David C. Wright
Christopher C. Green
Hunton & Williams LLP
John A. Good
Morrison & Foerster LLP